UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Rule 13d-102)

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

IRVINE SENSORS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

463664 50 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664 50 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital, L.P. EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 300,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 300,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital Management EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 300,000*

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 300,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) **%

12.	Type of Reporting Person (See Instructions) CO

*

Glenbrook Capital Management (GCM) and Grover T. Wickersham are the General Partners of Glenbrook Capital, L.P. and as such, share voting and dispositive power. GCM disclaims beneficial ownership of all such shares except to the extent of its pecuniary interest in the partnership, and all such shares as to which GCM disclaims beneficial ownership are excluded from Item 9.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grover T. Wickersham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,550*

	6.	Shared Voting Power 300,000**

	7.	Sole Dispositive Power 30,550*

	8.	Shared Dispositive Power 300,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) ***

12.	Type of Reporting Person (See Instructions) IN

*

Includes 30,550 shares held by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, of which Mr. Wickersham serves as the Trustee. Mr. Wickersham disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest in the firm’s profit sharing plan. However, all of such shares are included in Item 9.

**

Shares held directly by Glenbrook Capital, L.P., a Nevada Limited Partnership, of which Mr. Wickersham is one of two General Partners, together with Glenbrook Capital Management, a Nevada corporation. Mr. Wickersham disclaims beneficial interest in these partnership shares except as to his pecuniary interest in the partnership, and all such shares as to which he disclaims beneficial ownership are excluded from Item 9.

***	Less than 1%.

Item 1.
	(a)	Name of Issuer IRVINE SENSORS CORPORATION
	(b)	Address of Issuer’s Principal Executive Offices 3001 Redhill Avenue, Building 4 Costa Mesa, CA 926262

Item 2.
(a)

Name of Persons Filing
GLENBROOK CAPITAL, L.P., a Nevada limited partnership
GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation
GROVER T. WICKERSHAM

Glenbrook Capital Management and Grover T. Wickersham are the General Partners of Glenbrook Capital, L.P.

(b)

Address of Principal Business Office or, if none, Residence
Glenbrook Capital, L.P. and Glenbrook Capital Management:
P.O. Box 524
Glenbrook, NV 89413

Grover T. Wickersham
29 Courtfield Road, Flat 11
South Kensington
London SW7 4DA
ENGLAND

	(c)	Citizenship Nevada as to Glenbrook Capital, L.P. and Glenbrook Capital Management USA as to Grover T. Wickersham
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 463664 50 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Rows 5 through 11 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

EXHIBITS
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	GLENBROOK CAPITAL, L.P.

	By:	/s/ Grover T. Wickersham
Grover T. Wickersham, General Partner

GLENBROOK CAPITAL MANAGEMENT

	By:	/s/ Robert W. Lishman
Robert W. Lishman, President

/s/ Grover T. Wickersham
Grover T. Wickersham